Securities and Exchange Commission
450 Fifth Street NW
Washington, DC 20549
Mail Stop 4561
Attn: Jorge Bonilla

         Re:      Amen Properties, Inc.
                  File No. 000-22847

Dear Mr. Bonilla:

         This letter is in response to your letter dated January 6, 2006 regarding your additional comment to our Form 10-KSB/A for the year ended December 31, 2004 ( the "Amended Filing"), which was filed in response to your previous comment letter dated August 31, 2005. For the reasons discussed below, we do not believe that further amendment of Item 8a of the Amended Filing is appropriate.

         We respectfully disagree with the assessment set forth in your January 6 letter that the restatement of our financial statements resulted from a "material weakness" in our disclosure controls and procedures. The Company's disclosure controls and procedures provide reasonable assurance that transactions are recorded as necessary to PERMIT the preparation of financial statements in accordance with generally accepted accounting principals. The information related to the restatement was recorded, processed, summarized, communicated to management and reported timely in our initial Form 10-KSB for the year ended December 31, 2004 (the "Initial Filing") as required by the definition of "disclosure controls and procedures". The restatement of our financials statements included in the Amended Filing did not relate to the omission of any information nor did it involve the corrections of dollar amounts or calculations included in the information or the reclassification of recorded transactions to permit the preparation of financial statements in accordance with generally accepted accounting principles. To the contrary, the restatement of our financial statements related to the presentation of the same information (the operating results of the Lubbock office building, which was initially reported in the 8K/A dated March 14, 2005) in a different manner pursuant to the interpretation and application of certain accounting pronouncements, particularly paragraph 41 of SFAS 144, by reclassifying the operating results of the Lubbock office building from continuing operations to discontinued operations based upon the comments in your August 31, letter. Initially, management  based  its  presentation  of  the  Lubbock  building  operations  as continuing operations based upon management's initial interpretation of paragraph 41 of SFAS 144 particularly in its interpretation of the definition of a reporting unit as that term is defined in paragraph 10b of SFAS 131 and paragraph 30 of SFAS 142. In other words, the cause of the restatement was the presentation of the information based upon interpretations and application of accounting pronouncements, and was not the result of our procedures to record, process, summarize and timely report information necessary to permit the preparation of financial statements in accordance with generally accepted accounting principles as required by the definition of "disclosure controls and procedures". Please note that to the extent the restatement of our financial statements might require disclosure with respect to our "internal control over financial reporting", please note that we are not an accelerated filer and are therefore not required to comply with Item 308 of Regulation S-B at this time.

         With respect to the request in your January 6 letter that we disclose the steps being taken to remediate our disclosure controls and procedures, we do not believe that it is necessary to implement any changes to our disclosure controls and procedures with respect to the restatement for the reasons stated above and because the circumstances leading to the restatement of the discontinued business component were isolated and based upon a single, non-recurring event.

         In providing this response to your comment, we acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the Amended Filing; the staff comments or changes to disclosure or response to staff comments do not foreclose the Commission from taking any action with respect to the Amended Filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         If you have any questions or would like to discuss these matters further, please do not hesitate to contact the undersigned at (432) 684-3821 or by fax (432) 620-8822.

                                          Amen Properties, Inc.


                                          By:/S/ JOHN M. JAMES
                                          -------------------------------------
                                          John M. James Chief Financial Officer


cc:      Robert Telewicz
         SEC Staff Accountant

         Dan LeRoy
         Cotton, Bledsoe, Tighe & Dawson